

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

<u>Via E-Mail</u>
Mr. Ronald G. Devos
Chief Financial Officer
Nathan's Famous, Inc.
One Jericho Plaza
Second Floor-Wing A
Jericho, NY 11753

    Re: Nathan's Famous, Inc.
              Form 10-K for Fiscal Year Ended March 31, 2013
              Filed June 14, 2013
              File No. 001-35962

Dear Mr. Devos:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Linda Cvrkel

                        Linda Cvrkel
                        Branch Chief